ISSUER FREE WRITING PROSPECTUS

JUNE 27, 2006

(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED JUNE 26, 2006)

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-135277

Additional Term Sheet relating to the offering of [        ]% Notes due 2016 of

Universal Health Services, Inc.

Universal Health Services, Inc.

[        ]% Notes due 2016

Issuer:	Universal Health Services, Inc.

Title of securities:	[ ]% Notes due 2016

Issue price:	[100]%

Aggregate principal amount offered:	$[ ] million

Maturity:	[ ], 2016

Annual interest rate:	[ ]% per annum

Interest payment dates	[ ], [ ]

Optional Redemption:

The greater of:

•   100% of the principal amount of the notes to be redeemed, and

•   the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus [      ] basis points.

Offer to Repurchase	If we experience a Change of Control (as defined below) and the notes are rated below Investment Grade by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., we will offer to repurchase all of the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the repurchase date.

Change of Control:

Change of Control means the occurrence of any of the following:

(1)    the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than us or one of our wholly owned subsidiaries;

(2)    the adoption of a plan relating to our liquidation or dissolution;

(3)    the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us, one of our wholly owned subsidiaries or any person who holds more than 50% of our Voting Stock as of the date of the final prospectus supplement for the notes or any member of his, her or its immediate family (as that term is defined in Rule 16a-1(e) of the Exchange Act) (provided that this exception does not include any transaction in which public stockholders cease to own Voting Stock entitling public stockholders to elect the same percentage of the members of our board of directors as public stockholders are entitled to elect on the date of the final prospectus supplement for the notes), becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares; or

(4)    the first day on which a majority of the members of our board of directors are not Continuing Directors.

Notwithstanding the foregoing, a transaction effected to create a holding company for us will not be deemed to involve a Change of Control if (1) pursuant to such transaction we become a wholly owned subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of our Voting Stock immediately prior to such transaction.

Price to public:	$[ ]

Benchmark treasury:	[ ]%

Spread to benchmark treasury:	[ ]%

Benchmark treasury price and yield:	$[ ], [ ]%

Yield to maturity:	[ ]%

Settlement:	June [ ], 2006

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 1-212-834-4533 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.